Filed Pursuant to Rule 424(b)(3)
Registration No. 333-294975

PROSPECTUS

30,865,385 Shares of Class A Common Stock

This prospectus relates to the re-sale or other disposition from time to time by certain selling stockholders identified herein (each, a “Selling Stockholder” and, together, the “Selling Stockholders”) or their pledgees, assignees, distributees and successors-in-interest, from time to time, of up to 30,865,385 shares of our Class A Common Stock, par value $0.001 per share (“Class A common stock”). Of the shares of Class A common stock registered for resale hereunder: (i) 6,013,384 shares were issued to certain of the Selling Stockholders upon the closing of the private placement contemplated by a Purchase Agreement executed March 10, 2026 (the “Purchase Agreement”), (ii) 22,832,770 shares are issuable to certain of the Selling Stockholders upon conversion of up to 11,873.04 shares of Series A Non-Voting Preferred Stock, par value $0.001 per share (“Series A preferred stock”) issued to certain Selling Stockholders upon the closing of the private placement contemplated by the Purchase Agreement, and (iii) 2,019,231 shares are issuable to designees (or their assignees) of the placement agent upon the exercise of placement agent warrants to purchase shares of our Class A common stock that were issued in accordance with the engagement agreement executed as of June 11, 2025, as amended on August 3, 2025 and December 12, 2025 upon the closing of the private placement (the “PA Warrants”).

The PA Warrants are initially exercisable at an exercise price of $0.65 per share of Class A common stock. We registered the offer and sale of Class A common stock on behalf of the Selling Stockholders to satisfy certain registration rights that we have granted to the Selling Stockholders.

Each Selling Stockholder may, from time to time, sell, transfer, or otherwise dispose of any or all of the Class A common stock on any stock exchange, market, or trading facility on which shares of our Class A common stock are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of Class A common stock. We will bear all other costs, expenses, and fees in connection with the registration of the Class A common stock. See “Plan of Distribution” section of this prospectus.

We are not offering any shares of our Class A common stock for sale under this prospectus. We will not receive any of the proceeds from the sale or other disposition of our Class A common stock by the Selling Stockholders. However, we may receive proceeds of up to approximately $1,312,500 if all of the PA Warrants covered by this prospectus are exercised for cash, based on the per share exercise price of the PA Warrants held by the Selling Stockholders.

Our Class A common stock is traded on the NASDAQ Capital Market under the symbol “LGVN”. On April 9, 2026, the last reported sale price for our Class A common stock as reported on the NASDAQ Capital Market was $1.11 per share.

Investing in our securities involves a high degree of risk. Before making any investment in these securities, you should consider carefully the risks and uncertainties in the “Risk Factors” section of this prospectus and in the other documents that are incorporated by reference.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2026

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ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the Class A common stock that may be resold by the Selling Stockholders. In certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by the Selling Stockholders. We also may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the later-dated document modifies or supersedes the earlier statement.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission pursuant to which the Selling Stockholders named herein may, from time to time, offer and sell or otherwise dispose of the Class A common stock covered by this prospectus. You should rely only on the information contained in this prospectus or any related prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only on the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date. Other than as required under the federal securities laws, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below. You should read this prospectus in its entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of the prospectus entitled “Where You Can Find More Information.”

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our securities other than the Class A common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, the more detailed information and financial statements included elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our audited financial statements, unaudited financial statements and related notes thereto, which are incorporated by reference into this prospectus. In this prospectus, except as otherwise indicated, “Longeveron,” the “Company,” “we,” “our,” and “us” refer to Longeveron Inc., a Delaware corporation.

 Introduction and Overview

We are a clinical stage biotechnology company developing regenerative medicines to address unmet medical needs. Our lead investigational product candidate is laromestrocel, also referred to as Lomecel-B®.

Laromestrocel is a proprietary, scalable, allogeneic cellular therapy that has multiple potential modes of action that include pro-vascular, pro-regenerative, and anti-inflammatory mechanisms that collectively appear to promote tissue repair and healing. Laromestrocel possesses broad potential applications across a spectrum of disease areas. Our mission is to continue to advance the development and regulatory approval of laromestrocel in order to make it available for patients who may need it.

Since our founding in 2014, we have focused the majority of our time and resources on the following: organizing and staffing our company, building, staffing and equipping a current good manufacturing practice (“cGMP”) manufacturing facility with research and development labs, business planning, raising capital, establishing and maintaining our intellectual property portfolio, generating clinical safety and efficacy data in our selected disease conditions and indications, and developing and expanding our manufacturing processes and capabilities to support both internal and external development programs.

We manufacture our own investigational product candidates for early-phase clinical trials and have initiated enhancements to our Chemistry, Manufacturing and Controls (“CMC”) infrastructure to support potential future Biologics License Application (“BLA”) submissions. These efforts include planning for process and analytical method validation as well as commercial production readiness. As part of our ongoing preparations for a potential BLA submission for our lead investigational product candidate for Hypoplastic Left Heart Syndrome (“HLHS”), we have made a strategic decision to pursue commercial manufacturing through a third-party contract development and manufacturing organization (“CDMO”), rather than renovating our existing Miami facility for commercial-scale production. This decision was based on a comprehensive evaluation of multiple factors, including cost, timeline feasibility, and scalability. We believe this approach offers a more cost-effective and timely path to support our potential BLA submission and commercial launch. Our Miami manufacturing facility, which includes eight clean rooms, two research and development laboratories, and warehouse and storage space, will continue to support clinical development, research and early-phase manufacturing for our current and future clinical trials. We have supply contracts with multiple third parties for fresh bone marrow, which we use to produce our investigational product candidate for clinical testing and research and development. From time to time, we enter into contract development and manufacturing contracts or arrangements with third parties who seek to utilize our product development capabilities.

Operational Overview

We are currently in clinical development of a single investigational product candidate, laromestrocel, for four potential indications: HLHS, Alzheimer’s disease (“AD”), Pediatric Dilated Cardiomyopathy (“pediatric DCM”), and Aging-related Frailty.

Figure 1: Laromestrocel clinical development pipeline

* potentially pivotal Phase 2b ELPIS II study; enrollment completed June 24, 2025

** Not currently active

*** We plan to conduct a single potentially pivotal Phase 2 registrational clinical trial in accordance with the Investigational New Drug (“IND”) application which became effective in July 2025.

As of December 2025, we have completed five U.S. clinical studies of laromestrocel: ELPIS I Phase 1 (HLHS), Phase 1 and “CLEAR MIND Trial”, Phase 2a (AD), Phase 1/2 and Phase 2b Aging-related Frailty. We currently have one fully enrolled, ongoing clinical trial: ELPIS II Phase 2b (HLHS). Additionally, we sponsor a registry in The Bahamas under the approval and authority of the National Stem Cell Ethics Committee, now known as the National Longevity and Regenerative Therapy Ethics Review Committee. The Bahamas Registry Trial may administer laromestrocel to eligible participants at private clinics in Nassau, Bahamas for a variety of indications. While laromestrocel is considered an investigational product in The Bahamas, under the approval terms from the National Stem Cell Ethics Committee, we are permitted to charge a fee to participate in the Registry Trial.

Our current objective is to forge strategic collaborations and/or partnerships for the advancement of laromestrocel in all four potential indications.

Hypoplastic Left Heart Syndrome (HLHS)

HLHS is a rare congenital heart condition affecting approximately 1,000 newborns in the U.S. annually. HLHS is a birth defect that affects normal blood flow through the heart. As the baby develops during pregnancy, the left side of the heart does not form correctly so that babies are born with an underdeveloped or absent left ventricle. It is one type of congenital heart defect present at birth. Because a baby with this defect needs surgery or other procedures soon after birth, HLHS is considered a critical congenital heart defect. To prevent certain death shortly after birth, these babies undergo a series of three heart surgeries (staged surgical palliation) that reconfigures the single right ventricle to support systemic circulation. Despite these life-saving surgeries, HLHS patients nevertheless still have high early mortality and morbidity rates due primarily to heart failure. We are exploring the possibility that laromestrocel, when administered directly to the myocardium of affected infants, can improve outcomes in this devastating rare pediatric disease.

The FDA granted Rare Pediatric Disease Designation (“RPD”) for laromestrocel for the treatment of HLHS (November 8, 2021), Orphan Drug Designation (“ODD”) (December 2, 2021), and Fast Track Designation (August 24, 2022). We are currently conducting an ongoing Phase 2b clinical trial (ELPIS II) under FDA IND 17677. ELPIS II is a multi-center, randomized, double-blind, controlled clinical trial designed to evaluate laromestrocel as an adjunct therapy to the standard-of-care second-stage HLHS heart reconstructive surgery which is typically performed at 4-6 months after birth. The primary objective is to evaluate change in right ventricular ejection fraction after laromestrocel treatment versus standard-of-care surgery alone (40 subjects total: 20 per arm).

ELPIS II is a next-step trial to our completed 10-patient open-label Phase 1 trial (ELPIS I) under the same IND. ELPIS I trial was designed to evaluate the safety and tolerability of laromestrocel as an adjunct to the second-stage HLHS surgery, and to obtain preliminary evidence of laromestrocel effect to support a next-phase trial. The primary safety endpoint was met: no major adverse cardiac events (“MACE”) or treatment-related infections during the first month post-treatment, and no triggering of stopping rules. Furthermore, fluid-based and imaging biomarker data supported multiple potentially relevant mechanisms-of-action of laromestrocel, and the potential to improve post-surgical heart function.

In January 2026, we announced that the FDA granted us a Type C meeting at the end of March 2026 to prepare for the anticipated third quarter 2026 data readout of ELPIS II.

We have filed patent applications relating to the administration of laromestrocel for treating HLHS in Australia, The Bahamas, Canada, China, the European Patent Office, Japan, Hong Kong, South Korea, Taiwan, and the United States.

Alzheimer’s Disease (AD)

AD, a devastating neurologic disease leading to cognitive decline, currently has very limited therapeutic options. An estimated 6.7 million Americans aged 65 and older have AD, and this number is projected to more than double by 2060. In September 2023, we completed our Phase 2a AD clinical trial, known as the CLEAR MIND trial. This trial enrolled patients with mild AD and was designed as a randomized, double-blind, placebo-controlled study across ten U.S. centers. Our primary objective was to assess safety, and preliminary efficacy for three distinct laromestrocel dosing regimens against placebo.

The study demonstrated positive results. The safety profile of laromestrocel was safe and well tolerated when administered as single or multiple doses, with no incidence of hypersensitivity or infusion-related reactions. In addition, there were no cases of amyloid-related imaging abnormalities (ARIA). With regard to efficacy, laromestrocel showed slowing/prevention of disease worsening relative to placebo. The unadjusted p-values for a several secondary efficacy endpoint composite AD score (“CADS”) for both the low-dose laromestrocel group and the pooled treatment groups compared to placebo suggested significance, indicating potential signals of efficacy. Other doses also indicated promising results in slowing/prevention of disease worsening. Additionally, an improvement versus placebo was observed in the Montreal Cognitive Assessment (“MoCA”) and in the activity of daily living observed by a caregiver and measured by Alzheimer’s disease Cooperative Study Activities of Daily Living (“ADCS-ADL”) with unadjusted p-values suggestive of significance. The study indicated potential preservation of the brain volumes in some but not all AD related areas of the brain 39 weeks after treatment commenced. Brain magnetic resonance imaging (“MRI”) results demonstrated a 48% reduction in whole brain volume loss, 62% reduction in hippocampal volume loss, and potential improvement in neuroinflammation in some but not all brain regions via diffusion tensor imaging (DTI).

Based on these results, in July 2024, the FDA granted Regenerative Medicine Advanced Therapy (“RMAT”) Designation and Fast Track designation to laromestrocel for the treatment of mild AD.

We believe laromestrocel is the only investigational product candidate to be granted RMAT designation for mild AD to date. In March 2025, Longeveron announced a productive Type B Meeting with the FDA supporting the advancement of laromestrocel as a potential treatment for mild AD. As a result of the Type B meeting, we reached foundational alignment with the FDA on the overall study design for a proposed single, potentially pivotal, seamless adaptive Phase 2/3 clinical trial, including proposed AD patient population, proposed placebo control, laromestrocel dose selection and frequency, trial duration, and trial endpoints. To accelerate the pathway to potential approval of laromestrocel for the treatment of mild AD, the FDA agreed to consider a BLA based on positive interim trial results from the planned single study.

We have filed patent applications relating to the treatment of AD using laromestrocel in Australia, The Bahamas, Canada, China, the European Patent Office, Hong Kong, Israel, Japan, New Zealand, South Korea, Singapore, South Africa, and the United States. We have also filed another family of patent applications relating to improving Brain Architecture in Alzheimer’s disease using laromestrocel in The Bahamas, Taiwan, in addition to an application under the Patent Cooperation Treaty (PCT).

Aging-related Frailty

Improvement of the quality of life for the aging population is one of the strategic directions of the Company. Life expectancy has substantially increased over the past century due to medical and public health advancements. However, this longevity increase has not been paralleled by healthspan – the period of time one can expect to live in relatively good health and independence. For many developed and developing countries, health span lags life expectancy by over a decade. This has placed tremendous strain on healthcare systems in the management of aging-related ailments and presents additional socioeconomic consequences due to patient decreased independence and quality-of-life. Since these strains continue to increase with demographic shifts towards an increasingly older population, improving health span has become a priority for health agencies, such as the National Institute on Aging (“NIA”) of the National Institutes of Health (“NIH”), the Japanese Pharmaceuticals and Medical Devices Agency (“PMDA”), and the European Medicines Agency (“EMA”). As we age, we experience a decline in our own stem cells, a decrease in immune system function (known as “immunosenescence”), diminished blood vessel functioning, chronic inflammation (known as “inflammaging”), and other aging-related alterations that affect biological functioning. In April 2024, we discontinued our clinical trial in Japan to evaluate laromestrocel for Aging-related Frailty. We plan to continue enrolling patients on the Frailty and Cognitive Impairment registry trials in The Bahamas and also plan to launch an Osteoarthritis registry trial.

Pediatric Dilated Cardiomyopathy (DCM)

DCM is a rare and life-threatening cardiovascular condition with unmet medical needs. Pediatric cardiomyopathies affect at least 100,000 children worldwide. DCM is the most common form of cardiomyopathy in children. About 50 to 60 percent of all pediatric cardiomyopathy cases are diagnosed as dilated. DCM is characterized by dilation and impaired systolic function of the left ventricle or both ventricles, typically in the absence of ischemia, abnormal loading conditions, or physiologic insult (e.g., sepsis). Diagnostic criteria for DCM include reduced measures of ventricular function combined with increased ventricular volumes adjusted for body size on cardiac imaging (left ventricular end-diastolic diameter (LVEDD) and left ventricular end-systolic diameter (LVESD) z-scores > 2). Treatments for DCM aim to ameliorate symptoms, reduce progression of disease, and prevent life-threatening arrhythmias. Treatment for DCM remains a complex challenge, marked by several limitations.

Clinical data to date with laromestrocel (a MSC therapy) indicates an acceptable safety profile in various disease indications administered via either IV or intramyocardial injection. Additionally, the safety profile from MSC therapies in general has been acceptable, supported by the literature review showing that MSC therapy has been evaluated in over one thousand clinical trials globally, with a favorable safety profile across numerous disease indications. DCM is associated with the loss of cardiomyocytes and with the replacement of lost cardiomyocytes by noncontractile fibrous tissue. Results from preclinical and clinical trials highlight the potential of MSC therapy to promote cardiomyogenesis, reduce inflammation and fibrosis, and support neovascularization. In adults with both ischemic cardiomyopathy and nonischemic dilated cardiomyopathy (DCM), MSC therapies have demonstrated improved LV function, functional status, and quality of life (QoL). Pediatric patients with DCM may be ideal candidates for MSC therapy because their hearts, including cardiomyocytes and progenitor cells, are more responsive to the signals from transplanted stem cells. Cell therapies have shown positive outcomes in DCM and other conditions, but further research is needed to confirm long-term safety and efficacy.

Our IND application for laromestrocel as a potential treatment for pediatric DCM became effective in July 2025. This IND provides for moving directly to a single potentially pivotal Phase 2 registrational clinical trial currently targeted for 2027, with planning and preparation beginning in 2026.

Summary of Clinical Development Strategy

Our core strategy is to become a world-leading regenerative medicine company through the development, approval, and commercialization of novel cell therapy products for unmet medical needs, with a near-term focus on HLHS. Key elements are as follows.

●	Execution of ELPIS II to measure the efficacy of laromestrocel in HLHS. This trial is ongoing and is being conducted in collaboration with the National Heart, Lung, and Blood Institute (“NHLBI”) through grants from the NIH. As announced on June 24, 2025, the trial has reached full enrollment and we anticipate top-line trial results for ELPIS II in the third quarter of 2026. If the current ELPIS II trial in HLHS is successful and deemed pivotal, we would intend to pursue a potential BLA filing with the FDA and a commercialization partner.

●	Continue to pursue the therapeutic potential of laromestrocel in mild AD. Our Phase 2a trial, CLEAR MIND Trial, met its primary safety endpoint across all treatment groups, with no safety concerns identified. The trial demonstrated nominal statistical significance on the secondary CADS composite endpoint, suggesting a potential benefit of laromestrocel compared with placebo in maintaining cognitive function and slowing brain structural decline. Specifically, MRI analyses indicated that patients treated with laromestrocel experienced a slowing of whole-brain volume loss and preservation of key brain regions, including left hippocampal volume, relative to placebo. These findings are hypothesis-generating and support further investigation of laromestrocel in mild AD. We plan to continue in-depth analyses of the data to refine our clinical development strategy. Our overarching objective is to advance laromestrocel through strategic collaborations and partnerships, with the goal of addressing the significant unmet medical need in AD.

●	Preparation and initiation of a Phase 2 potentially pivotal registrational clinical trial for pediatric DCM in 2027. Our IND application for laromestrocel as a potential treatment for pediatric DCM became effective in July 2025. If this trial is successful, we would then seek to partner the program for further development and potential commercialization.

●	Expand our manufacturing capabilities. We operate a cGMP-compliant manufacturing facility and produce our own investigational product candidates for early-phase testing. As part of our HLHS commercialization strategy, we presently plan to utilize a CDMO for commercial-scale production, while continuing to leverage our Miami GMP facility for early-phase clinical supply, process development, and other supporting manufacturing activities for our early-phase clinical trials. We intend to continue to improve and expand our capabilities with the goal of achieving cost-effective manufacturing that may potentially satisfy supply for clinical trials product and certain CDMO contractual obligations.

●	Advance BLA-enabling CMC activities, including process and analytical method validation planning and commercial production planning including technology transfer and commercial production readiness activities in support of third-party manufacturing.

●	Collaborative arrangements and out-licensing opportunities. We will be opportunistic and consider entering into co-development, out-licensing, or other collaboration agreements for the purpose of eventually commercializing laromestrocel and other products domestically and internationally if appropriate approvals are obtained.

●	Investigational product candidate development pipeline through internal research and development, and in-licensing. Through our research and development program, and through strategic in-licensing agreements, or other business development arrangements, we intend to actively explore promising potential additions to our pipeline.

●	Continue to expand our intellectual property portfolio. Our intellectual property is vitally important to our business strategy, and we have taken and continue to take significant steps to develop this property and protect its value. Results from our ongoing research and development efforts are intended to add to our existing intellectual property portfolio.

Implication of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Class A common stock held by non-affiliates exceeded $700.0 million as of the last business day of our most recently completed second fiscal quarter or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, we may (i) reduce our executive compensation disclosure; (ii) present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure; (iii) avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors ‘on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and (iv) not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have availed ourselves in this prospectus of the reduced reporting requirements described above. As a result, the information that we provide stockholders may be less comprehensive than what you might receive from other public companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We have elected to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

We are also currently a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our public float is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our public float is less than $700.0 million measured on the last business day of our second fiscal quarter. In the event that we are still considered a “smaller reporting company,” at such time as we cease being an “emerging growth company,” the disclosure we will be required to provide in our SEC filings will increase but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company.” Specifically, similar to “emerging growth companies,” “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

Recent Developments

Private Placement Transaction

On March 10, 2026, we entered into a Purchase Agreement with certain institutional and accredited investors (each, an “Investor” and collectively, the “Investors”), pursuant to which we agreed to issue and sell shares of the Company’s Class A common stock and Series A preferred stock (the “Series A preferred stock,” and together with the Class A Common Stock, the “Securities”) to the Investors in up to two closings in a private placement (the “Private Placement”). At initial closing on March 11, 2026 we issued and sold an aggregate of 6,013,384 shares of Class A common stock at a purchase price of $0.52 per share and 11,873.04 shares of Series A preferred stock, convertible into an aggregate of 22,832,770 shares of Class A common stock, at a purchase price of $1,000.00 per Preferred Share. Each share of Series A preferred stock is convertible into Class A common stock at a conversion price equal to $0.52 per share. The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A preferred stock are set forth in the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (“Certificate of Designation”) filed on the initial closing date.

Additionally, the Company agreed to sell to the Investors an interest in 50% of proceeds received (after deducting necessary, documented third-party fees or charges) from the potential future sale of a Rare Pediatric Disease Priority Review Voucher to the extent received from the U.S. FDA in connection with the Company’s laromestrocel program for HLHS.

Pursuant to the Purchase Agreement, subject to the occurrence of a Second Closing Trigger Date (as defined below), we agreed to issue and sell to the Investors additional shares of Class A common stock and Series A preferred stock, respectively, for additional gross proceeds of approximately $15.0 million, before deducting placement agent fees and other expenses. The Second Closing Trigger Date shall occur upon satisfaction or waiver of the closing conditions set forth under the Purchase Agreement, including (i) the Company’s achievement, during the period from March 11, 2026 and ending on the announcement of Phase 2b study results for HLHS demonstrating statistical significance of the primary endpoint(s) as agreed between the Company and the U.S. FDA (the “Milestone”) and (ii) achievement of a volume weighted average price per share of Class A common stock equal to or greater than $1.85 with aggregate trading volume of at least 25,000,000 shares (in each case, subject to appropriate, proportional adjustment for any stock splits or combinations occurring after the date of the Purchase Agreement) (the “Price Threshold”) measured during any ten consecutive trading days prior to expiration of the 30 trading days following the date of our first announcement via press release or a Current Report on Form 8-K of the occurrence of the Milestone. Investors holding at least a majority in interest of the Securities may choose to waive achievement of the Milestone and Price Threshold and proceed with the second closing.

The aggregate gross proceeds from the Initial Closing were approximately $15.9 million, before deducting placement agent fees and other expenses. H.C. Wainwright & Co., LLC, or Wainwright, acted as the exclusive placement agent for the Private Placement, for which it received a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Private Placement, plus a management fee equal to 1.0% of the aggregate gross proceeds raised in the Private Placement and reimbursement for certain expenses. We also issued to designees of the Placement Agent (or their assignees) unregistered warrants to purchase up to 2,019,231 shares of Class A common stock which have an exercise price of $0.65 per share, are immediately exercisable and have a term of five years.

Nasdaq Non-Compliance

Minimum Bid Price Requirement

On September 22, 2025, we received a notice from the Listing Qualifications Department of Nasdaq that our Class A common stock did not meet the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) as a result of the closing bid price of the Company’s Class A common stock for the last 30 consecutive business days. The notice does not result in the immediate delisting of the Company’s Class A common stock and, pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had an initial period of 180 calendar days, or until March 23, 2026, to regain compliance with the Minimum Bid Price Requirement. On March 24, 2026, following submission of a request by the Company, the Company received written notice from Nasdaq granting a second compliance period of an additional 180 calendar days, or until September 21, 2026 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement, as permitted pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii), due to the Company’s satisfaction of the continued listing requirements for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, as well as its intention to cure the deficiency during the additional compliance period.

If, at any time before the Compliance Date, the bid price closes at $1.00 or more per share for a minimum of ten consecutive business days (subject to Nasdaq’s discretion to increase the minimum period to up to 20 consecutive business days pursuant to Nasdaq Listing Rule 5810(c)(3)(H)), Nasdaq would provide written notification to the Company that it again complies with the Minimum Bid Price Requirement and the Class A common stock will continue to be eligible for listing on The Nasdaq Capital Market unless other eligibility deficiencies exist. However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Class A common stock has a closing bid price of $0.10 or less for ten consecutive trading days before the Compliance Date, Nasdaq can issue a Staff Determination Letter, which, unless appealed, would subject our Class A common stock to immediate suspension and delisting.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, Nasdaq will begin delisting procedures. In the event of a delisting from the Nasdaq Capital Market, our Class A common stock would likely be traded in the over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Capital Market, or Exchange-listed stocks. Many OTC stocks trade less frequently and in smaller volumes than Exchange-listed stocks. Accordingly, our Class A common stock would be less liquid than it would be otherwise. Also, the prices of OTC stocks are often more volatile than Exchange-listed stocks. Additionally, many institutional investors are prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

The Company intends to monitor the closing bid price of the Class A common stock and assess its available options, including undertaking a reverse stock split, to regain compliance with the Minimum Bid Price Requirement, if necessary, and continue listing on The Nasdaq Capital Market. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with other applicable Nasdaq listing rules. If among such options the Company elects to pursue a reverse stock split to regain compliance with the Minimum Bid Price requirement, there can be no assurance that it would accomplish this objective for any meaningful period of time, or at all, or that it would result in any permanent or sustained increase in the market price of our Class A common stock; and if such an event would be viewed unfavorably by the market, it could have the effect of reducing our market capitalization. Furthermore, pursuant to a recent modification to Nasdaq’s listing standards, if a company effects a reverse stock split and within one year thereafter becomes non-compliant with the Minimum Bid Price Requirement, it would immediately receive a notification letter from the Nasdaq Listing Qualifications Department commencing delisting proceedings, with no opportunity for a compliance period.

Audit Committee Composition

On March 4, 2026, the Company notified Nasdaq that, as a result of the March 3, 2026 resignation of Mr. Richard Kender as a member of the Board of Directors (the “Board”) of the Company and as chairman of the Audit Committee, the Company temporarily was no longer in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires that the audit committee of a listed company be composed of at least three independent directors and that at least one member “has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities” (the “financial sophistication requirements”).

On March 4, 2026, the Company appointed Dr. Roger Hajjar, an existing Board member, as a member of the Audit Committee to satisfy Nasdaq Listing Rule 5605(c)(2)(A)’s requirement that the audit committee of a listed company be composed of at least three (3) independent directors. However, because no member of the Company’s Audit Committee qualifies as an audit committee financial expert, the Company plans to appoint, or submit to the stockholders for election, at least one (1) director that will be deemed “independent”, an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, and meet the financial sophistication requirements under Nasdaq Listing Rule 5605(c)(2)(A), at the earlier of the next annual shareholders meeting or within the 180-day cure period available under Nasdaq Listing Rule 5605(c)(4).

Risks of Investing

Investing in our securities involves substantial risks. Potential investors are urged to read and consider the risk factors relating to an investment in the offered securities set forth under “Risk Factors” in this prospectus as well as other information we incorporate or include in this prospectus.

Going Concern Opinion

Our working capital deficiency, stockholders’ deficit, and recurring losses from operations raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2025 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding.

Corporate Information

We were initially formed as a Delaware limited liability company in October 2014, and as part of our initial public offering in February 2021, converted into a Delaware corporation pursuant to a statutory conversion, and changed our name to Longeveron Inc. Additional information about us is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” Our principal executive offices are located at 1951 NW 7th Avenue, Suite 520, Miami, Florida 33136, and our telephone number is (305) 909-0840. Our website address is www.longeveron.com and we make our filings with the SEC available on the Investor Relations page of our website. The reference to our website is an inactive textual reference only, and the information contained therein, or connected thereto is not incorporated into and does not constitute a part of this prospectus or the registration statement of which it forms a part. Our Class A common stock is traded on the Nasdaq Capital Market under the symbol “LGVN.”

THE OFFERING

Issuer:	Longeveron Inc.

Securities offered by Selling Stockholders:	We registered the resale by the Selling Stockholders named in this prospectus, or their pledgees, assignees, distributees and successors-in-interest of an aggregate of 30,865,385 shares of Class A common stock, of which (i) 6,013,384 shares were issued to certain of the Selling Stockholders upon the closing of the Private Placement, (ii) 22,832,770 shares are issuable to certain of the Selling Stockholders upon conversion of up to 11,873.04 shares of Series A preferred stock issued upon the closing of the Private Placement, and (iii) up to 2,019,231 shares are issuable to designees (or their assignees) of the placement agent upon the exercise of the PA Warrants.

Shares of Class A common stock outstanding prior to the Private Placement and this offering:	21,783,749 shares

Shares of Class A common stock outstanding (assuming conversion of Series A preferred stock and exercise of PA Warrants)(1):	52,649,134 shares.

Shares of Class B common stock Outstanding	1,484,005 shares.

Terms of the offering:	The Selling Stockholders will determine when and how they will sell the Class A common stock offered in this prospectus, as described in the section of this prospectus titled “Plan of Distribution.”

Use of proceeds:	The Selling Stockholders will receive the proceeds from the sale of the shares of Class A common stock offered hereby. We will not receive any proceeds from the sale of the shares of Class A common stock. However, we may receive proceeds in the aggregate amount of up to approximately $1,312,500 if all of the PA Warrants are exercised for cash. See the “Use of Proceeds” section of this prospectus.

Voting rights:	Shares of Class A common stock are entitled to one (1) vote per share. Shares of Class B common stock are entitled to five (5) votes per share. Shares of Series A preferred stock have no voting rights. Holders of our Class A common stock and Class B common stock generally vote together as a single class, unless otherwise required by law or our certificate of incorporation (the “Certificate of Incorporation”). Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and converts automatically upon certain transfers. The Class A common stock is not convertible into Class B common stock.

Dividend policy:	We have never declared or paid any dividends to the holders of our Class A common stock, and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain any earnings for use in connection with the operation of our business and for general corporate purposes.

Risk factors:	Since our inception, we have incurred substantial losses. We will need additional funding (including the funding which may be received pursuant to a cash exercise of all the PA Warrants described in this prospectus) to remain a going concern, maintain operations, and to continue our current and planned clinical trial activity. Our business and our ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our securities. Investing in our securities involves a high degree of risk. In particular, you should carefully consider all of the risks which are discussed more fully in “Risk Factors” section of this prospectus and those incorporated by reference from our filings with the SEC.

Nasdaq Capital Market symbol:	LGVN

(1)	The number of shares of Class A common stock to be outstanding after this offering is based on 21,783,749 shares of Class A common stock, 1,484,005 shares of Class B common stock and 11,873.04 shares of Series A preferred stock outstanding as of April 2, 2026, and excludes:

●	shares of Class A Common Stock issuable upon conversion of existing Class B Common Stock;

●	22,326,547 shares of Class A Common Stock issuable upon exercise of outstanding warrants;

●	1,000,265 shares issuable upon the vesting of RSUs under the Company’s 2021 Incentive Award Plan;

●	837,887 stock options outstanding with an average exercise price of $2.61 as of April 2, 2026, issuable under the Company’s 2021 Incentive Award Plan; and

●	stock options issued in July 2024 to a third-party service provider exercisable for up to 50,000 shares of Class A Common Stock, which such stock option has an exercise price of $2.15 per share, and vests quarterly over a three-year period.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this document, the terms “Longeveron,” “Company,” “Registrant,” “we,” “us,” and “our” refer to Longeveron Inc. We have no subsidiaries.

This prospectus contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that reflect our current expectations about our future results, performance, prospects and opportunities. Such forward-looking statements can involve substantial risks and uncertainties. All statements other than statements of historical facts contained herein, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our cash position and need to raise additional capital, the difficulties we may face in obtaining access to capital, and the dilutive impact it may have on our investors;

●	our financial performance, ability to continue as a going concern and ability to remain listed on the Nasdaq Capital Market;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;

●	the timing and focus of our ongoing and future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	our ability to scale production and commercialize the investigational product candidate for certain indications;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;

●	our ability to obtain and maintain regulatory approval of our product candidates in the U.S. and other jurisdictions;

●	our plans relating to the further development of our product candidates, including additional disease states or indications we may pursue;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel; and

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for management to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as risk factors and other information contained in this prospectus and which is incorporated by reference in our most recent Annual Report on Form 10-K before making an investment decision with respect to our securities. The occurrence of any of the following risks or those incorporated by reference, or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations or cash flows. In any such case, the market price of our Class A common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties described below and those incorporated by reference.

Risks Related to This Offering

A significant number of our shares are eligible for sale and their sale or potential sale may depress the market price of our Class A common stock.

Sales of a significant number of shares of our Class A common stock in the public market could harm the market price of our Class A common stock. Most of our outstanding Class A common stock is available for resale in the public market, and the registration statement of which this prospectus is a part registered for resale 30,865,385 shares of Class A common stock, including 22,832,770 shares issuable upon conversion of the Series A preferred stock and 2,019,231 shares exercisable with respect to the PA Warrants. If a significant number of shares are sold in that offering or any future offerings, such sales would increase the supply of our Class A common stock and potentially cause a decrease in its market price. Some or all of our shares of Class A common stock may be offered from time to time in the open market pursuant to future effective registration statements and/or compliance with Rule 144, which sales could have a depressive effect on the market for our shares of Class A common stock. Subject to certain restrictions, a person who has held restricted shares for a period of six months may generally sell common stock into the market. The sale of a significant portion of such shares when such shares are eligible for public sale may cause the value of our Class A common stock to decline in value.

Raising additional capital may cause future dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or current product candidates.

Until such time, if ever, as we can generate the cash we need from operations, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not currently have any committed external source of funds and in order to raise additional capital, we may offer and issue additional shares of our common stock or other securities convertible into or exchangeable for our common stock in the future. Upon expiration of a standstill period on June 9, 2026, we are generally not restricted from issuing additional securities, including shares of Class A common stock, securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or substantially similar securities. The issuance of securities in future offerings may cause further dilution to our stockholders, including investors in this offering. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing other securities in the future could have rights superior to existing stockholders. To the extent that we raise additional capital through the sale of Class A common stock or securities convertible into or exchangeable for Class A common stock, the ownership interest of our shareholders will be diluted, and the terms of these new securities may include liquidation or other preferences that materially adversely affect the rights of our shareholders. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or current or future product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, scale back or discontinue the development and commercialization of one or more of our product candidates, delay our pursuit of potential licenses or acquisitions, or grant rights to develop and market current or future therapeutic candidates that we would otherwise prefer to develop and market ourselves.

In addition, we have a significant number of stock options, restricted stock units and warrants outstanding. To the extent that outstanding stock options or warrants have been or may be exercised or other shares issued, you may experience further dilution.

We do not currently intend to pay dividends on our Class A common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our Class A common stock.

We have never declared or paid any cash dividends on our equity securities. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of our Class A common stock, which is not certain.

The price of our Class A common stock may be volatile or may decline regardless of our operating performance, and stockholders may not be able to resell their shares at or above the price at which they purchase those shares.

Trading volume in shares of our Class A common stock on the Nasdaq Capital Market has been limited. You may not be able to sell your shares quickly or at the market price if trading in shares of our Class A common stock is not active. An active or liquid market in our Class A common stock may not develop or, if it does develop, it may not sustain. As a result of these and other factors, stockholders may not be able to resell their shares of our Class A common stock at or above the price at which they purchase those shares in this offering.

Further, an inactive market may also impair our ability to raise capital by selling shares of our Class A common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of Class A common stock as consideration.

Risks Related to Our Class A Common Stock and the Securities Market

The price of our Class A common stock has been, and may continue to be, volatile, which could result in substantial or total losses for investors.

The trading price of our Class A common stock has been, and may continue to be, highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Broad market and industry factors may negatively affect the market price of our Class A common stock, regardless of our actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

●	the timing and results, or perception of the results, of preclinical studies and clinical trials of our product candidates or those of our competitors;

●	the success of competitive products or announcements by potential competitors of their product development efforts;

●	regulatory actions with respect to our or our competitors’ product candidates or approved products;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	regulatory or legal developments in the U.S. and other countries;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, or capital commitments;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	market conditions in the pharmaceutical and biotechnology sector;

●	changes in the structure of healthcare payment systems;

●	Class A common stock price and volume fluctuations attributable to inconsistent trading volume levels of our Class A common stock;

●	announcement or expectation of additional financing efforts;

●	sales of our Class A common stock by us, our insiders or our other stockholders;

●	expiration of market stand-off or lock-up agreements; and

●	general economic, industry and market conditions.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our Class A common stock. Additionally, in the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

There may not be sufficient liquidity in the market for our securities in order for investors to sell their shares.

We are a small company that is relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community that generate or influence sales volume, and even if we came to the attention of such persons, they tend to be risk-averse and may be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. There may be periods of several days or more when trading activity in our shares is minimal as compared to a mature issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. It is possible that a broader or more active public trading market for our common stock will not develop or be sustained, or that trading levels will not continue. These factors may materially adversely affect the market price of our Class A common stock, regardless of our performance.

We will need to raise substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, scale back or discontinue some of our therapeutic candidate development programs or commercialization efforts.

The development of pharmaceutical drugs is capital intensive. We are currently advancing laromestrocel into clinical development. As a result of the recently completed Private Placement transaction, and based on current operating plans, we expect that our cash and cash equivalents as of December 31, 2025 plus proceeds from the Private Placement will fund operations into the fourth quarter of 2026. The Company also has access to an At-The-Market (ATM) equity financing vehicle for the sale of up to $10.7 million aggregate market value of shares of the Company’s Class A common stock; however, the ATM facility is under a standstill restriction until June 9, 2026, and thereafter we have restrictions in place regarding our ability to use the ATM facility unless our Class A common stock is trading above $0.80 per share until September 7, 2026. We will require additional funds to advance further. If we are capital constrained, we may not be able to meet our obligations. If we are unable to meet our obligations, or we experience a disruption in our cash flows, it could limit or halt our ability to continue to develop our current investigational product candidate or even to continue operations, either of which occurrence would have a material adverse effect on us.

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we continue the research and development of, advance the preclinical and clinical activities of, and seek marketing approval for, our current investigational product candidate. Following a productive Type C meeting with the FDA in August 2024 with respect to the HLHS regulatory pathway, we began ramping up BLA enabling activities, with a focus on clinical spend supporting HLHS study completion and delivering top-line results. If the current ELPIS II trial in HLHS is successful and deemed pivotal by the FDA to support the filing of a BLA, the Company would intend to move forward with a potential BLA filing with the FDA and seeking a commercialization partner. Additionally, following a productive Type B meeting with the FDA in March 2025 with respect to the AD regulatory pathway, we are focused on seeking partnership opportunities and/or non-dilutive funding for the AD program, including a proposed single, potentially pivotal seamless adaptive Phase 2/3 clinical trial. The Company expects that its current operating plan will require increased spending and additional capital investments to support these initiatives, and intends to seek additional financing through capital raises, non-dilutive funding options, and commercial partnering across all indications. There can be no assurance the Company will be able to attain future financing at terms favorable to the Company or at all. In the event the Company is unable to attain the financing needed, it will need to materially revise its current operational plan. The Company may need to adjust its current and future spending levels if needed based on the level of cash available.

In addition, if we obtain marketing approval for any of our current or future investigational product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for our current investigational product candidates or otherwise expand more rapidly than we presently anticipate. Furthermore, we expect to continue to incur significant costs associated with operating as a public company. If we are unable to raise capital when needed, we could be forced to delay, scale back or discontinue the development and commercialization of one or more of our investigational product candidates, delay our pursuit of potential licenses or acquisitions, or significantly reduce or cease our operations.

As a result of the recently completed Private Placement financing discussed in “Recent Events- Private Placement Transaction”, and based on current operating plans, we expect that our current cash and cash equivalents will fund operations into the fourth quarter of 2026. In past years, we have been able to fund a large portion of our clinical programs with the use of grant funding. Our future capital requirements will depend on and could increase significantly as a result of many factors, including:

●	the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and clinical trials for our current or future investigational product candidates;

●	the potential additional expenses attributable to adjusting our development plans (including any supply-related matters) in response to global geopolitical conditions and/or future public health crises;

●	the scope, prioritization and number of our research and development programs;

●	the costs, timing and outcome of regulatory review of our current or future investigational product candidates;

●	our ability to establish and maintain collaborations on favorable terms, if at all;

●	the achievement of milestones or occurrence of other developments that trigger payments under any additional collaboration agreements we obtain;

●	the extent to which we are obligated to reimburse, or are entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or license other current or future investigational product candidates and technologies;

●	the costs of securing manufacturing arrangements for commercial production; and

●	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our current or future investigational product candidates.

Identifying potential current or future investigational product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve drug sales.

In addition, our current or future investigational product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to continue to rely on additional funding to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current or future investigational product candidates.

Disruptions in the financial markets in general have made equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms favorable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Class A common stock to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness could result in fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or current or future investigational product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly delay, scale back or discontinue one or more of our research or development programs, activities to prepare for a potential BLA filing, including CMC and manufacturing readiness, or the commercialization of any investigational product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

If we continue to fail to meet the requirements for continued listing on Nasdaq, our Class A common stock could be delisted from trading on Nasdaq, which would likely reduce the liquidity of our Class A common stock and could cause our trading price to decline.

Minimum Bid Price Requirement

Our Class A common stock is currently listed for quotation on the Nasdaq Capital Market. We are required to meet listing requirements in order to maintain our listing on Nasdaq. We could lose our listing on Nasdaq if the closing bid price of our Class A common stock does not increase or if in the future, we fail to meet any of the other Nasdaq listing requirements. The loss of our Nasdaq listing would in all likelihood make our Class A common stock significantly less liquid and adversely affect its value.

On September 22, 2025, we received a notice from the Listing Qualifications Department of Nasdaq that our Class A common stock did not meet the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) as a result of the closing bid price of the Company’s Class A common stock for the last 30 consecutive business days. The notice does not result in the immediate delisting of the Company’s Class A common stock and, pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had an initial period of 180 calendar days, or until March 23, 2026 to regain compliance with the Minimum Bid Price Requirement. On March 24, 2026, following submission of a request by the Company, the Company received written notice from Nasdaq granting a second compliance period of an additional 180 calendar days, or until September 21, 2026 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement, as permitted pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii), due to the Company’s satisfaction of the continued listing requirements for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, as well as its intention to cure the deficiency during the additional compliance period.

If, at any time before the Compliance Date, the bid price closes at $1.00 or more per share for a minimum of ten consecutive business days (subject to Nasdaq’s discretion to increase the minimum period to up to 20 consecutive business days pursuant to Nasdaq Listing Rule 5810(c)(3)(H)), Nasdaq would provide written notification to the Company that it again complies with the Minimum Bid Price Requirement and the Class A common stock will continue to be eligible for listing on The Nasdaq Capital Market unless other eligibility deficiencies exist. However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Class A common stock has a closing bid price of $0.10 or less for ten consecutive trading days before the Compliance Date, Nasdaq can issue a Staff Determination Letter, which, unless appealed, would subject our Class A common stock to immediate suspension and delisting.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, Nasdaq will begin delisting procedures. In the event of a delisting from the Nasdaq Capital Market, our Class A common stock would likely be traded in the over-the- counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Capital Market, or Exchange-listed stocks. Many OTC stocks trade less frequently and in smaller volumes than Exchange-listed stocks. Accordingly, our Class A common stock would be less liquid than it would be otherwise. Also, the prices of OTC stocks are often more volatile than Exchange-listed stocks. Additionally, many institutional investors are prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

The Company intends to monitor the closing bid price of the Class A common stock and assess its available options to regain compliance with the Minimum Bid Price Requirement, if necessary, and continue listing on The Nasdaq Capital Market. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with other applicable Nasdaq listing rules. If among such options the Company elects to pursue a reverse stock split to regain compliance with the Minimum Bid Price requirement, there can be no assurance that it would accomplish this objective for any meaningful period of time, or at all, or that it would result in any permanent or sustained increase in the market price of our Class A common stock; and if such an event would be viewed unfavorably by the market, it could have the effect of reducing our market capitalization. Furthermore, pursuant to a recent modification to Nasdaq’s listing standards, if a company effects a reverse stock split and within one year thereafter becomes non-compliant with the Minimum Bid Price Requirement, it would immediately receive a notification letter from the Nasdaq Listing Qualifications Department commencing delisting proceedings, with no opportunity for a compliance period.

Audit Committee Composition

On March 4, 2026, we notified Nasdaq that, as a result of the March 3, 2026 resignation of Mr. Richard Kender as a member of the Board and as chairman of the Audit Committee, we are temporarily no longer in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires that the audit committee of a listed company be composed of at least three independent directors and that at least one member meets the financial sophistication requirements.

Also on March 4, 2026, we appointed Dr. Roger Hajjar, an existing Board member, as a member of the Audit Committee to satisfy Nasdaq Listing Rule 5605(c)(2)(A)’s requirement that the audit committee of a listed company be composed of at least three (3) independent directors. However, because no member of the Audit Committee qualifies as an audit committee financial expert, we plan to appoint, or submit to the stockholders for election, at least one (1) director that will be deemed “independent”, an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, and meeting the financial sophistication requirements under Nasdaq Listing Rule 5605(c)(2), at the earlier of the next annual shareholders meeting or within the 180-day cure period available under Nasdaq Listing Rule 5605(c)(4).

The dual-class structure of our common stock may adversely affect the trading market for our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indexes. Our dual class capital structure could make us ineligible for inclusion in certain indices and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are still fairly new, and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P, Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

Holders of our Class B common stock exert considerable control over the direction of our business and their ownership of our Class B common stock can prevent other stockholders from influencing significant decisions. Holders of our Series A preferred stock also have influence over certain significant corporate decisions.

As of April 2, 2026, three holders of our Class B common stock control voting rights over approximately 21% of the combined voting power of our Class A common stock and Class B common stock. For so long as holders of Class B common stock continue to hold their current shares, they will be able to significantly influence the composition of our Board of Directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, these holders will have significant influence with respect to our management, business plans and policies. The concentration of ownership could deprive stockholders of an opportunity to receive a premium for shares of Class A common stock as part of a sale of our Company and ultimately might affect the market price of our Class A common stock.

Holders of shares of Series A preferred stock are entitled to receive dividends on shares of Series A preferred stock equal to, on an as-if-converted-to-Common Stock basis, and in the same form as dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series A preferred stock does not have voting rights. However, as long as any shares of Series A preferred stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series A preferred stock, (a) alter or change adversely the powers, preferences or rights given to the Series A preferred stock, (b) alter or amend the Certificate of Designation, (c) amend its certificate of incorporation or other governing documents in any manner that adversely affects any rights of the holders of Series A preferred stock, (d) issue further shares of Series A preferred stock or increase or decrease the number of authorized shares of Series A preferred stock, subject to certain exceptions, or (e) consummate any Fundamental Transaction (as defined in the Certificate of Designation), certain change of control transactions or enter into any agreements with respect to the same. The Series A preferred stock does not have a preference upon any liquidation, dissolution or winding-up of the Company. Issuances of securities pursuant to the Purchase Agreement, however, will not be deemed a “Fundamental Transaction.”

Subject to the terms and limitations contained in the Certificate of Designation, the Series A preferred stock issued in the Private Placement is immediately convertible, at the option of the holder, into shares of Common Stock at a conversion price equal to the Share Price of $0.52, subject to certain limitations, including that shares of Series A preferred stock shall not be convertible if the conversion would result in a holder, together with its affiliates beneficially owning more than 4.99% of the Company’s shares of Common Stock outstanding (or deemed to be outstanding) as of the applicable conversion date, which may be increased at the holder’s option (not to exceed 9.99%), effective in accordance with the terms of the Certificate of Designation. The number of shares of Common Stock issuable upon conversion of each share of Series A preferred stock shall be determined by dividing the stated value of $1,000 per share by the conversion price of $0.52 (subject to adjustment as set forth in the Certificate of Designation).

If securities or industry analysts do not publish research or reports, or if they publish negative, adverse, or misleading research or reports, regarding us, our business or our market, our Class A common stock price and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that securities or industry analysts publish about us, our business, or our market. We do not currently have significant research coverage and may never obtain significant research coverage by securities or industry analysts. If no or few securities or industry analysts provide coverage of us, the Class A common stock price could be negatively impacted. In the event we obtain significant, or any securities or industry analyst coverage and such coverage is negative, or adverse or misleading regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our securities.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under prior FINRA suitability rules. FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and, for retail customers, determine that the investment is in the customer’s “best interest,” and meet other SEC requirements. Both SEC Regulation Best Interest and FINRA’s suitability requirements may make it more difficult for broker-dealers to recommend that their customers buy speculative, low-priced securities. They may affect investing in our Class A common stock, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our Class A common stock, reducing a stockholder’s ability to resell shares of our Class A common stock.

Provisions in our Certificate of Incorporation and Bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our Class A common stock.

Our Certificate of Incorporation and Bylaws contain provisions that could depress the market price of our Class A common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

●	establish a classified Board of Directors so that not all members of our Board are elected at one time;

●	permit only the Board of Directors to establish the number of directors and fill vacancies on the Board;

●	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

●	provide for a dual class common stock structure, which provides certain affiliates of ours, including our co-founder and members of our Board, individually or together, with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;

●	authorize the issuance of “blank check” preferred stock that our Board could use to implement a stockholder rights plan (also known as a “poison pill”);

●	eliminate the ability of our stockholders to call special meetings of stockholders;

●	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

●	prohibit cumulative voting;

●	authorize our Board to amend our Bylaws;

●	establish advance notice requirements for nominations for election to our Board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

●	require a super-majority vote of stockholders to amend some of the provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our Certificate of Incorporation, Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our Class A common stock.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are currently an emerging growth company, or EGC, as defined in the JOBS Act, enacted in April 2012. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an EGC for up to five years following the year in which we completed our initial public offering, although circumstances could cause us to lose that status earlier. We will remain an EGC until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering (i.e., December 31, 2026), (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We may choose to take advantage of some, but not all, of the available exemptions. We cannot predict whether investors will find our Class A common stock less attractive if we rely on certain or all of these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Under the JOBS Act, EGCs can also delay adopting new or revised accounting standards until such time as those standards apply to private companies, which may make our financial statements less comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

We are not restricted from issuing additional shares of our Class A common stock, or from issuing securities that are convertible into or exchangeable for, or that represent the right to receive, Class A common stock, other than as described in this prospectus. As of April 2, 2026, we had an aggregate of 84,295,000 shares of Class A common stock authorized and of that approximately 2,132,887 shares that are not issued, outstanding or reserved for issuance (for purposes of warrant exercise, conversion of outstanding Series A preferred stock, conversion of Class B common stock, under the Company’s current Third Amended and Restated 2021 Incentive Award Plan or otherwise, exclusive of shares that may be issued under the Company’s existing ATM Agreement). We may issue all of these shares without any action or approval by our stockholders. We may expand our business through complementary or strategic business combinations or acquisitions of other companies and assets, and we may issue shares of Class A common stock in connection with those transactions. The market price of our Class A common stock could decline as a result of our issuance of a large number of shares of Class A common stock, particularly if the per share consideration we receive for the stock we issue is less than the per share book value of our Class A common stock or if we are not expected to be able to generate earnings with the proceeds of the issuance that are as great as the earnings per share we are generating before we issue the additional shares. In addition, any shares issued in connection with these activities, the exercise of warrants or stock options or otherwise would dilute the percentage ownership held by our investors. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price of our Class A common stock.

Investors should carefully consider the risks and uncertainties and all other information contained or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our most recent Annual Report on Form 10-K, as may be amended from time to time, and in subsequent filings that are incorporated herein by reference. All these risk factors are incorporated by reference herein in their entirety. These risks and uncertainties are not the only ones facing us. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned in this prospectus.

DIVIDEND POLICY

We have never declared nor paid any cash dividends, and currently intend to retain all our cash and any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our consolidated financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

USE OF PROCEEDS

This prospectus relates to the resale by the Selling Stockholders of up to 30,865,385 shares of Class A common stock. The Selling Stockholders will receive all of the proceeds from this offering. We will not receive any of the proceeds from the sale or other disposition of our Class A common stock by the Selling Stockholders pursuant to this prospectus. However, we may receive proceeds in the aggregate of up to approximately $1,312,500 if all of the PA Warrants are exercised for cash, based on the per share exercise price of the PA Warrants. We cannot predict when, or if, the PA Warrants will be exercised. It is possible that the PA Warrants may expire and may never be exercised for cash.

We currently intend to use any proceeds from the exercise of the PA Warrants for funding our ongoing clinical and regulatory development of laromestrocel, working capital and other general corporate purposes. We are subject to substantial risks that will require us to obtain additional funding in order to achieve these objectives. See “Risk Factors.” We will need substantial additional capital in the future, which could cause dilution to our existing stockholders, restrict our operations, or require us to relinquish rights, and if additional capital is not available, we may have to delay, reduce, or cease operations. Our expected use of any proceeds from the exercise of the PA Warrants represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual use of any proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the relative success and cost of clinical and regulatory development programs and the amount and timing of product revenue, if any. In addition, we might decide to postpone or not pursue certain activities if, among other factors, the proceeds from the exercise of the PA Warrants and our other sources of cash are less than expected. As a result, management will have broad discretion in the application of any proceeds from the exercise of the PA Warrants, and investors will be relying on our judgment regarding the application of such proceeds. Pending the uses described above, we intend to invest any proceeds in interest-bearing investment-grade securities or deposits.

The Selling Stockholders will pay any underwriting discounts and commissions and expenses incurred by the Stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Stockholders in disposing of the securities covered by this prospectus. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, and fees and expenses of our counsel and our independent registered public accountants.

DETERMINATION OF OFFERING PRICE

We cannot currently determine the price or prices at which the shares of our Class A common stock may be sold by the Selling Stockholders under this prospectus.

THE SELLING STOCKHOLDERS

The shares of Class A common stock being offered by the Selling Stockholders are those issued to certain of the Selling Stockholders pursuant to the Private Placement transaction, shares issuable to certain of the Selling Stockholders upon conversion of Series A preferred stock, and shares issuable to certain of the Selling Stockholders upon exercise of the PA Warrants. For additional information regarding the issuance of the Class A Common Stock, Series A preferred stock, and issuance of the PA Warrants, see “Recent Developments – Private Placement Transaction.” We registered the Class A common stock in order to permit the Selling Stockholders to offer the Class A common stock for resale from time to time. Except for the purchase of the Class A common stock, Series A preferred stock, PA Warrants, and certain engagement letters with Wainwright, the Selling Stockholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of our Class A common stock by each of the Selling Stockholders. The second column lists the number of shares of Class A common stock beneficially owned (including on an as-converted basis) by each Selling Stockholder as of April 6, 2026, assuming conversion of all shares of Series A preferred stock and exercise of all PA Warrants, without regard to any limitations on conversion or exercise. The third column lists the shares of Class A common stock being offered under this prospectus by the Selling Stockholders.

This prospectus generally covers the resale of the maximum number of shares of Class A common stock issuable upon conversion of the Series A preferred stock and exercise of the PA Warrants, determined as if all shares of Series A preferred stock were converted, and the outstanding PA Warrants were exercised in full, as of the trading day immediately preceding the date the registration statement of which this prospectus forms a part was initially filed with the SEC, without regard to any limitations on the conversion of the Series A preferred stock or exercise of the PA Warrants. The fourth column assumes the sale of all of the shares of Class A common stock offered by the Selling Stockholders pursuant to this prospectus. The percentage of beneficial ownership in the fourth column represents the percentage of the outstanding shares of both the Class A common stock and the Company’s Class B common stock, based upon 21,783,749 shares of Class A common stock outstanding and 1,484,005 shares of Class B common stock outstanding as of April 2, 2026 (prior to any deemed issuance of any shares of Class A common stock issuable upon conversion of the Series A preferred stock or exercise of the PA Warrants).

Under the terms of each of the Series A preferred stock and the PA Warrants, a Selling Stockholder may not convert any shares of Series A preferred stock, or exercise any portion of the PA Warrants, to the extent such conversion or exercise would cause the Selling Stockholder to own more than 4.99% of the Company’s outstanding Class A common stock immediately after giving effect to the issuance of shares of Class A common stock issuable upon conversion of such Series A preferred stock or the exercise of such warrant. A Selling Stockholder may decrease or, upon at least 61 days’ prior notice to us, increase such limitation. In no event shall such beneficial ownership limitation exceed 9.99%, other than in the event of Selling Stockholders receiving notice of a Company Fundamental Transaction, as defined in the Company’s Certificate of Designation, in which case a Selling Stockholder may waive any ownership limitation with respect to conversion of Series A preferred stock. The Selling Stockholders may sell all, some or none of their shares of Class A common stock in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Shares of Class A common stock Owned Prior to Offering (1)		Maximum Number of Shares of Class A common stock to be Sold Pursuant to This Prospectus (2)	Number of Shares of Class A common stock Owned After Offering (3)	Percentage of Beneficial Ownership After Offering (3)
Coastlands Capital Partners LP(4)	14,519,231	(5)	14,519,231	0	—%
Entities of Janus Henderson Investors US LLC(6)(7)	9,615,385	(7)	9,615,385	0	—%
Kalehua Capital Partners LP(8)	1,403,773	(9)	1,403,773	0	—%
Kalehua Equity Growth Master LP (10)	519,304	(11)	519,304	0	—%
Logos Opportunities Fund V LP(12)	1,923,077	(13)	1,923,077	0	—%
Stuywater Capital LLC(14)(15)	1,897,852	(15)	1,501,442	396,410	1.71%
Augustus Trading LLC(16)	1,294,832	(17)	1,294,832	0	—%
Wilson Drive Holdings LLC(18)(19)	110,624	(19)	68,149	42,475	* %
Charles Worthman(20)	32,775	(21)	20,192	12,583	* %

*:	less than 1.0%

(1)	The Series A preferred stock and PA Warrants contain certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to convert its shares of Series A preferred stock or exercise any portion of its PA Warrants if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such conversion or exercise; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation. In no event shall such beneficial ownership limitation exceed 9.99%, other than in the event of Selling Stockholders receiving notice of a Company Fundamental Transaction, as defined in the Company’s Certificate of Designation, in which case a Selling Stockholder may waive any ownership limitation with respect to conversion of Series A preferred stock. Additionally, stockholders may have acquired or sold shares of Class on the open market without the Company’s knowledge that may not be reflected.

(2)	Represents shares of the Company’s Class A common stock underlying the Series A preferred stock and PA Warrants issued to the Selling Stockholders in connection with the Private Placement and offered hereby.

(3)	We do not know when or in what amounts a Selling Stockholder may offer shares of our Class A common stock for sale. The Selling Stockholders might not sell any or might sell all of the shares of our Class A common stock offered by this prospectus. Because the Selling Stockholders may offer all or some of the shares of our Class A common stock pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares of our Class A common stock, we cannot estimate the number of shares of our Class A common stock that will be held by the Selling Stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of our Class A common stock covered by this prospectus will be held by the Selling Stockholders.

(4)	The securities are held by Coastlands Capital Partners LP (“Coastlands Capital”). Coastlands Capital LP is the investment adviser to Coastlands Capital, and Coastlands Capital GP LLC (“Coastlands GP”) is the general partner of Coastlands Capital. Coastlands Capital LLC is the general partner of Coastlands Capital LP. Pursuant to the Investment Adviser Agreement, Coastlands GP delegated its investment management obligations to Coastlands Capital LP, and Coastlands Capital granted Coastlands Capital LP full discretion over investment decisions regarding its assets, including authority to exercise rights incidental to ownership of securities, including proxy voting authority. Matthew D. Perry is the control person of the foregoing entities. The Coastlands Entities and Mr. Perry each disclaim membership in a group and beneficial ownership of the shares of Class A common stock except to the extent of their respective pecuniary interests therein. The address and principal office of the Coastlands Entities and Mr. Perry is 601 California St., Suite 1210, San Francisco, CA 94108.

(5)	These shares are comprised of (i) 1,287,000 shares of Class A common stock purchased in the Private Placement and (ii) 13,232,331 shares of Class A common stock issuable upon conversion of 6,880.76 shares of Series A preferred stock purchased in the Private Placement. The Series A preferred stock contains certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to convert its shares of Series A preferred stock if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such conversion; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation. In no event shall such beneficial ownership limitation exceed 9.99%, other than in the event of the Selling Stockholder receiving notice of a Company Fundamental Transaction, as defined in the Company’s Certificate of Designation, in which case the Selling Stockholder may waive any ownership limitation with respect to conversion of Series A preferred stock.

(6)	The securities are held by Janus Henderson Biotech Innovation Master Fund Limited (“JHBI Master Fund”) or Janus Henderson Biotech Innovation Master Fund II Limited (“JHBI Master Fund II” and together with the JHBI Master Fund, the “Janus Funds”), as specified in footnote (7). Such securities may be deemed to be beneficially owned by Janus Henderson Investors US LLC (“Janus”), an investment adviser registered under the Investment Advisers Act of 1940, who acts as investment adviser for the Janus Funds and has the ability to make decisions with respect to the voting and disposition of the shares subject to the oversight of the board of directors of the Janus Funds. Under the terms of its management contract with the Janus Funds, Janus has overall responsibility for directing the investments of the Janus Funds in accordance with the Janus Funds’ investment objectives, policies and limitations. The Janus Funds have one or more portfolio managers appointed by and serving at the pleasure of Janus whom makes decisions with respect to the disposition of the shares of Class A common stock offered hereby. The address for Janus is 151 Detroit Street, Denver, CO 80206. The portfolio managers for the Janus Funds are: Andrew Acker, Daniel S. Lyons and Agustin Mohedas.

(7)	These shares are comprised of (i) 1,059,201 shares of Class A common stock purchased in the Private Placement by JHBI Master Fund, (ii) 6,854,261 shares of Class A common stock issuable upon conversion of 3,564.22 shares of Series A preferred stock purchased in the Private Placement by JHBI Master Fund, (iii) 227,799 shares of Class A common stock purchased in the Private Placement by JHBI Master Fund II, and (iv) 1,474,124 shares of Class A common stock issuable upon conversion of 766.54 shares of Series A preferred stock purchased in the Private Placement by JHBI Master Fund II. The Series A preferred stock contains certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to convert its shares of Series A preferred stock if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such conversion; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation. In no event shall such beneficial ownership limitation exceed 9.99%, other than in the event of the Selling Stockholder receiving notice of a Company Fundamental Transaction, as defined in the Company’s Certificate of Designation, in which case the Selling Stockholder may waive any ownership limitation with respect to conversion of Series A preferred stock.

(8)	The securities are held by Kalehua Capital Partners LP. Kalehua Capital Management LLC is the general partner of Kalehua Capital Partners LP, and in such capacity has voting and investment power over the shares held by Kalehua Capital Partners LP. Tai-Li Chang is the sole Member and Manager of Kalehua Capital Management LLC, and in such capacity may be deemed to have voting and investment power over the shares held by Kalehua Capital Partners LP. Each of Tai-Li Chang and Kalehua Capital Management LLC disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interests therein. The address for each of the foregoing entities is 3819 Maple Avenue, Dallas, Texas 75219.

(9)	These shares are comprised of (i) 939,461 shares of Class A common stock purchased in the Private Placement and (ii) 464,312 shares of Class A common stock issuable upon conversion of 241.44 shares of Series A preferred stock purchased in the Private Placement. The Series A preferred stock contains certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to convert its shares of Series A preferred stock if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such conversion; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation. In no event shall such beneficial ownership limitation exceed 9.99%, other than in the event of the Selling Stockholder receiving notice of a Company Fundamental Transaction, as defined in the Company’s Certificate of Designation, in which case the Selling Stockholder may waive any ownership limitation with respect to conversion of Series A preferred stock.

(10)	The securities are held by Kalehua Equity Growth Master LP. Kalehua Capital Management LLC is the investment manager of Kalehua Equity Growth Master LP, and in such capacity has voting and investment power over the shares held by Kalehua Equity Growth Master LP. Tai-Li Chang is the sole Member and Manager of Kalehua Capital Management LLC, and in such capacity may be deemed to have voting and investment power over the shares held by Kalehua Equity Growth Master LP. Each of Tai-Li Chang and Kalehua Capital Management LLC disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interests therein. The address for each of the foregoing entities is 3819 Maple Avenue, Dallas, Texas 75219.

(11)	These shares are comprised of (i) 347,539 shares of Class A common stock purchased in the Private Placement and (ii) 171,765 shares of Class A common stock issuable upon conversion of 89.32 shares of Series A preferred stock purchased in the Private Placement. The Series A preferred stock contains certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to convert its shares of Series A preferred stock if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such conversion; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation. In no event shall such beneficial ownership limitation exceed 9.99%, other than in the event of the Selling Stockholder receiving notice of a Company Fundamental Transaction, as defined in the Company’s Certificate of Designation, in which case the Selling Stockholder may waive any ownership limitation with respect to conversion of Series A preferred stock.

(12)	The securities are held by Logos Opportunities Fund V LP. Logos Opportunities V GP LLC (“GP V”) is the general partner of Logos Opportunities Fund V LP and may be deemed to have beneficial ownership of these securities. Arsani William and Graham Walmsley are the members of GP V. Mr. William and Mr. Walmsley each disclaim beneficial ownership of these securities except to the extent of his respective pecuniary interest therein.

(13)	These shares are comprised of (i) 1,287,000 shares of Class A common stock purchased in the Private Placement and (ii) 636,077 shares of Class A common stock issuable upon conversion of 330.76 shares of Series A preferred stock purchased in the Private Placement. The Series A preferred stock contains certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to convert its shares of Series A preferred stock if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such conversion; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation. In no event shall such beneficial ownership limitation exceed 9.99%, other than in the event of the Selling Stockholder receiving notice of a Company Fundamental Transaction, as defined in the Company’s Certificate of Designation, in which case the Selling Stockholder may waive any ownership limitation with respect to conversion of Series A preferred stock.

(14)	The securities are held by Stuywater Capital LLC (“Stuywater”) or Noam Rubinstein, as specified in footnote (15). Noam Rubinstein is the managing member of Stuywater and holds voting and dispositive power over the securities that are held by him and by Stuywater. As a result, Mr. Rubinstein may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Stuywater. Mr. Rubinstein is affiliated with H.C. Wainwright & Co., LLC, a registered broker-dealer. Neither Stuywater nor Mr. Rubinstein is a broker-dealer. The securities were acquired in the ordinary course of business and, at the time the securities were acquired, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities. The registered business address of Stuywater and Mr. Rubinstein is 430 Park Avenue, 3rd Floor, New York, NY 10022.

(15)	These shares are comprised of (i) 865,384 shares of Class A common stock purchased in the Private Placement by Stuywater, (ii) 636,058 shares of Class A common stock issuable upon the exercise of PA Warrants which were issued as compensation in connection with the Private Placement and are held directly by Mr. Rubinstein, and (iii) 396,410 shares of Class A common stock issuable upon the exercise of certain other placement agent warrants, each of which were issued as compensation in connection with the Company’s prior securities offerings and are held directly by Mr. Rubinstein. The placement agent warrants (including the PA Warrants) contain certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to exercise any portion of such warrants if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such exercise; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation.

(16)	The securities are held by Augustus Trading LLC. Orsium Capital LLC, the authorized agent to Augustus Trading LLC, has discretionary authority to vote and dispose of the securities held by Augustus Trading LLC and may be deemed to be the beneficial owner (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of these securities. Olivier Morali, in his capacity as managing member of Orsium Capital LLC, may also be deemed to have investment discretion and voting power over the shares held by Augustus Trading LLC. Orsium Capital LLC and Mr. Morali each disclaim any beneficial ownership of these securities. The registered business address of Augustus Trading LLC is 600 Lexington Avenue, 32nd Floor, New York, NY 10022.

(17)	These shares are comprised of shares of Class A common stock issuable upon the exercise of PA Warrants which were issued as compensation. The PA Warrants contain certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to exercise any portion of its PA Warrants if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such exercise; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation.

(18)	The securities are held by Wilson Drive Holdings LLC (“Wilson Drive”) or Craig Schwabe, as specified in footnote (19). Craig Schwabe is the managing member of Wilson Drive and has the power to vote and dispose of the securities held. Neither Wilson Drive nor Mr. Schwabe is a broker-dealer. Mr. Schwabe is affiliated with the following registered broker-dealers: H.C. Wainwright & Co., LLC, Rodman & Renshaw LLC and Stockblock Securities LLC. The securities were acquired in the ordinary course of business and, at the time the securities were acquired, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities. The registered business address of Wilson Drive is 600 Lexington Avenue, 32nd Floor, New York, NY 10022.

(19)	These shares are comprised of (i) 68,149 shares of Class A common stock issuable upon the exercise of PA Warrants which were issued as compensation in connection with the Private Placement and are held by Wilson Drive and (ii) 42,475 shares of Class A common stock issuable upon the exercise of certain other placement agent warrants, each of which were issued as compensation in connection with the Company’s prior securities offerings, and are held directly by Mr. Schwabe. The placement agent warrants (including the PA Warrants) contain certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to exercise any portion of such warrants if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such exercise; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation.

(20)	The Selling Stockholder is affiliated with H.C. Wainwright & Co., LLC, a registered broker dealer with a registered business address of H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, and has voting and dispositive power over the securities held. The Selling Stockholder acquired the securities in the ordinary course of business and, at the time the securities were acquired, the Selling Stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

(21)	These shares are comprised of (i) 20,192 shares of Class A common stock issuable upon the exercise of PA Warrants which were issued as compensation in connection with the Private Placement, and (ii) 12,583 shares of Class A common stock issuable upon the exercise of certain other placement agent warrants, each of which were issued as compensation in connection with the Company’s prior securities offerings. The placement agent warrants (including the PA Warrants) contain certain beneficial ownership limitations, which provide that a holder of the securities will not have the right to exercise any portion of such warrants if such holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% of the number of shares of the Company’s Class A common stock outstanding immediately after giving effect to such exercise; provided that the holder may elect to decrease, or upon at least 61 days’ prior notice to the Company, increase such beneficial ownership limitation.

PLAN OF DISTRIBUTION

We registered the Class A common stock on behalf of the Selling Stockholders. Each of the Selling Stockholders and any of their pledgees, assignees, distributees, donees, transferees and other successors-in-interest of the Class A common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of the shares of Class A common stock or interests in shares of Class A common stock covered hereby on The Nasdaq Capital Market or on any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

A Selling Stockholder may use any one or more of the following methods when selling the securities or interests therein:

●	distributions to members, partners, stockholders or other equityholders of the Selling Stockholders;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	exchange distributions in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales

●	transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the Class A common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Class A common stock in the course of hedging the positions they assume. To the extent permitted by applicable securities laws, the Selling Stockholders may also sell the Class A common stock short and deliver these securities to close out their short positions, or loan, pledge or grant a security interest in some or all of the shares of Class A common stock to broker-dealers, pledgees or other secured parties, that in turn may offer and sell these securities (from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of Selling Stockholders to include the pledgee, transferee or other successors-in-interest as Selling Stockholders under this prospectus) if they default in the performance of their secured obligations. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the Class A common stock offered by this prospectus, which Class A common stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the Selling Stockholders for purposes of this prospectus.

The aggregate proceeds to the Selling Stockholders from the sale of the Class A common stock offered by them will be the purchase price of the Class A common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Class A common stock or interests therein may be “underwriters” within the meaning of the Securities Act (it being understood that the Selling Stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). In such event, any discounts, commissions, concessions or profit they earn on any resale of the Class A common stock purchased by them and covered by this prospectus may be deemed to be underwriting discounts and commissions under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Class A common stock.

To the extent required, the shares of our Class A common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agent, broker-dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.

We have agreed with the selling stockholders to use commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become effective and to remain continuously effective until the earlier of: (i) the date on which the selling stockholders shall have resold or otherwise disposed of all the shares covered by this prospectus and (ii) the date on which the shares of common stock covered by this prospectus no longer constitute “Registrable Securities” as such term is defined in the Registration Rights Agreement, such that they may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations and without current public information pursuant to Rule 144 under the Securities Act or any other rule of similar effect. The Class A common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the Class A common stock covered hereby may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Class A common stock may not simultaneously engage in market making activities with respect to our Class A common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our Class A common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following summary description of our Class A common stock is based on the provisions of our Certificate of Incorporation, our bylaws (the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law (“DGCL”). This information is qualified entirely by reference to the applicable provisions of our Certificate of Incorporation, our Bylaws, and the DGCL. For information on how to obtain copies of our Certificate of Incorporation and Bylaws, which are exhibits to the registration statement on Form S-1 of which this prospectus forms a part, see the sections titled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.

General

Our authorized capital stock consists of (i) 84,295,000 shares of Class A common stock, par value $0.001 per share, (ii) 15,705,000 shares of Class B common stock, par value $0.001 per share and (iii) 5,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our Board of Directors.

We have two classes of authorized common stock, Class A common stock and Class B common stock, and one class of authorized preferred stock, Series A preferred stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Voting. Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to five votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our Certificate of Incorporation. Series A preferred stock have no voting rights, other than as required by Delaware law. The Series A preferred stock also have unilateral approval rights with respect to certain fundamental events for the Company, as outlined in the Certificate of Designation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

(1)	if we were to seek to amend our Certificate of Incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

(2)	if we were to seek to amend our Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our Certificate of Incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of the voting power of our outstanding capital stock can elect all of the directors then standing for election. Our Certificate of Incorporation establishes a classified Board of Directors, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our Certificate of Incorporation and Bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our Certificate of Incorporation.

Dividends. Holders of Class A common stock and Class B common stock are entitled to receive proportionately any dividends as may be declared by our Board of Directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future. Holders of Series A preferred stock have dividend rights as and if such dividends are paid on shares of Company common stock.

Liquidation. In the event of our liquidation or dissolution, the holders of our Class A common stock and Class B common stock will be entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our Class A common stock and Class B common stock have no preemptive, subscription, redemption or conversion rights, other than the right of Class B common stockholders to convert such shares, on a one-for-one basis, into Class A common stock as noted below. The rights, preferences and privileges of holders of Class A common stock and Class B common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. The Series A preferred stock ranks on parity with the Company’s common stock as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily.

Change of Control Transactions. In the case of any distribution or payment in respect of the shares of our Class A common stock or Class B common stock upon a merger or consolidation with or into any other entity, or other substantially similar transaction, the holders of our Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them; provided, however, shares of each class may receive, or have the right to elect to receive, different or disproportionate consideration if the only difference in the per share consideration is that the shares to be distributed to a holder of a share Class B common stock have five times the voting power of any securities distributed to a holder of a share of Class A common stock.

If, prior to the earlier to occur of March 11, 2029 or such time as no shares of Series A preferred stock remain outstanding, the Company undertakes any Fundamental Transaction (as defined in the Company’s Certificate of Designation) then, upon any subsequent conversion of this Series A preferred stock the holders have the right to receive the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Class A common stock.

Subdivisions or Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Conversions. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Each outstanding share of Series A preferred stock is convertible at any time at the option of the holder into a number of shares of Class A common stock (subject to a beneficial ownership limitation) determined by dividing $1,000 per share by $0.52 per share.

In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our Certificate of Incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, distributions or transfers of shares out to owners of a stockholder, or to partnerships, corporations, and other entities exclusively owned by the stockholder or their family members, as well as affiliates, subject to certain exceptions. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued. However, Class A common stock is not convertible into Class B common stock.

Rights and Preferences. Except for the conversion features described above, holders of our Class A common stock, Class B common stock and Series A preferred stock have no preemptive, conversion or subscription rights, other than as described in the next sentence. Notwithstanding the foregoing, without the affirmative vote or written waiver of the holders of a majority of the then outstanding shares of the Series A preferred stock, the Company may not: (i) alter or change adversely the powers, preferences or rights of the Series A preferred stock or the Certificate of Designation, through the Company’s Certificate of Incorporation or Bylaws, (ii) issue additional shares of Series A preferred stock or increase or decrease (other than by conversion) the number of authorized shares of the same, (iii) at any time while any shares of the Series A preferred stock remain issued and outstanding, consummate any Fundamental Transaction (as defined in the Certificate of Designation) or any merger or consolidation with or into another entity or any stock sale to, or other business combination in which the Company’s stockholders fail to hold at least a majority of the capital stock of the Company immediately thereafter, or (iv) enter into any agreement with respect to any of the foregoing.

In addition, there are no redemption or sinking funds provisions applicable to our Class A common stock or Class B common stock. The rights, preferences, and privileges of the holders of our Class A common stock and Class B common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable. All of our outstanding shares of Class A common stock and Class B common stock are fully paid and nonassessable.

The Transfer Agent and registrar for our Class A common stock, Class B common stock, and Series A preferred stock is Colonial Stock Transfer Company, Inc.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby and certain other legal matters have been passed upon for us by Buchanan Ingersoll & Rooney PC, Pittsburgh, Pennsylvania. Certain attorneys affiliated with Buchanan Ingersoll & Rooney PC own approximately 2,000 shares of Class A common stock.

EXPERTS

The financial statements of Longeveron Inc. as of December 31, 2025 and December 31, 2024 and for the years then ended, incorporated in this prospectus by reference from the Annual Report on Form 10-K for the year ended December 31, 2025 (the “2025 10-K”) have been audited by CBIZ CPAs P.C., an independent registered public accounting firm (with respect to 2025) and Marcum LLP, an independent registered public accounting firm (with respect to 2024), as stated in each of their reports (each of which also contain an explanatory paragraph relating to substantial doubt about the ability of Longeveron, Inc. to continue as a going concern as described in Note 1 to the financial statements), which reports are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of each such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

As a reporting company under Sections 13 and 15(d) of the Exchange Act, we are required to file annual and quarterly reports, current reports, proxy statements, and other information with the SEC. The SEC maintains a website at http://www.sec.gov that contains the reports, proxy and information statements, and other information that issuers, such as us, file electronically with the SEC. You can read our SEC filings, including this prospectus and the documents incorporated by reference into this prospectus, on the SEC’s website. We also make these documents publicly available, free of charge, on our website at http://longeveron.com. Information contained on our website, however, is not, and should not be deemed to be, incorporated into this prospectus and you should not consider information contained on our website to be part of this prospectus. We have included our website address as an inactive textual reference only.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Forms of the documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement or documents incorporated by reference in the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026; and

●	our Current Reports on Form 8-K filed with the SEC on February 13, 2026, March 9, 2026, March 12, 2026, March 24, 2026, March 25, 2026, and April 10, 2026.

In addition to the filings listed above, any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after (i) the date of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement of which this prospectus is a part and (ii) the date of this prospectus and before the completion of the offering of the securities included in this prospectus, however, we will not incorporate by reference any document or portions thereof that are not deemed “filed” with the SEC, or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Current Reports on Form 8-K.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person’s written or oral request, a copy of any and all of the information incorporated by reference in this prospectus. You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

Longeveron Inc.
1951 NW 7th Avenue, Suite 520
Miami, FL 33136
(305) 909-0840

info@longeveron.com

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus or any accompanying prospectus supplement.

30,865,385 Shares of Class A common stock

PROSPECTUS

April 17, 2026